[redacted]

10029977

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAY 25 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 3/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KC Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1423 NW Ilwaco Court
(No. and Street)

Camas	WA	98607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Callahan — (785) 309-2534 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KC Brokerage Services, LLC, as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA HOLLIMAN
Notary Public - State of Kansas
My Appt. Expires 1/24/2014

Lisa Holliman
Notary Public

Steve Callahan
Signature

Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KC BROKERAGE SERVICES, LLC

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Board of Governors and Member
KC Brokerage Services, LLC
Camas, Washington

We have audited the accompanying statements of financial condition of KC Brokerage Services, LLC (a limited liability company) as of March 31, 2010 and 2009, and the related statements of operations, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KC Brokerage Services, LLC as of March 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
May 12, 2010

KC BROKERAGE SERVICES, LLC

STATEMENTS OF FINANCIAL CONDITION
March 31, 2010 and 2009

ASSETS

	2010	2009
CASH	$ 82,182	$ 97,568
COMMISSIONS RECEIVABLE	14,909	4,100
RELATED PARTY RECEIVABLE	3,312	4,269
DEPOSIT	596	900
TOTAL ASSETS	$ 100,999	$ 106,837

LIABILITIES AND MEMBER'S EQUITY

	2010	2009
ACCOUNTS PAYABLE	$ 11,458	$ 15,799
MEMBER'S EQUITY	89,541	91,038
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 100,999	$ 106,837

See accompanying notes to financial statements.

KC BROKERAGE SERVICES, LLC

STATEMENTS OF OPERATIONS
Years Ended March 31, 2010 and 2009

	2010	2009
REVENUES	$ 276,777	$ 371,072
OPERATING EXPENSES	77,274	114,114
NET INCOME	$ 199,503	$ 256,958

See accompanying notes to financial statements.

KC BROKERAGE SERVICES, LLC

STATEMENTS OF MEMBER'S EQUITY
Years Ended March 31, 2010 and 2009

BALANCE, March 31, 2008	$ 79,080
Distributions to member	(245,000)
2009 net income	256,958
BALANCE, March 31, 2009	91,038
Distributions to member	(201,000)
2010 net income	199,503
BALANCE, March 31, 2010	$ 89,541

See accompanying notes to financial statements.

KC BROKERAGE SERVICES, LLC

STATEMENTS OF CASH FLOWS
Years Ended March 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 199,503	$ 256,958
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	(10,809)	4,100
Related party receivable	957	2,267
Deposit	304	(600)
Accounts payable	(4,341)	(30,385)
Net Cash Flows from Operating Activities	185,614	232,340
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to member	(201,000)	(245,000)
Net Cash Flows from Financing Activities	(201,000)	(245,000)
Net Change in Cash	(15,386)	(12,660)
CASH - Beginning of Year	97,568	110,228
CASH - END OF YEAR	$ 82,182	$ 97,568

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

KC Brokerage Services, LLC (the Company) was organized as a limited liability company in Kansas on March 28, 2000. The Company became a registered broker dealer under the Securities Exchange Act of 1934 on March 20, 2001 and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is a wholly-owned subsidiary of Kennedy and Coe Wealth Management, LLC (Kennedy and Coe Wealth Management).

Cash

The Company maintains its cash in financial institutions. The balances, at times, may exceed federally insured limits.

Commissions Receivable

Commissions receivable are unsecured and no allowance for doubtful accounts is considered necessary by management at March 31, 2010 and 2009.

Revenue Recognition and Related Expenses

Commission income and expenses are recorded on a trade-date basis. Commission income from merger and acquisition transactions is recognized at the time of closing.

Income Taxes

The Company is not a taxpaying entity for federal and state income tax purposes. The Company's taxable income or loss is taxed on the member's income tax returns. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

On April 1, 2009, the Company adopted a new standard related to the accounting for uncertainty in income taxes. The measurement and disclosure principles of the new standard normally do not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the sole member rather than the Company itself. However, there are certain exceptions where the Company would bear the burden of an uncertain tax position. The adoption of the new standard resulted in no effect to the Company's financial statements.

With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for the years before 2006. The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statement of operations.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Management's Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

The Company has an affiliate agreement with Kennedy and Coe, LLC, the parent of Kennedy and Coe Wealth Management, to pay $2,000 per month to lease office space, furnishings and equipment and to pay an hourly rate for the use of Kennedy and Coe, LLC employees for accounting and marketing services.

Shared expenses were $47,437 and $54,292 for the years ended March 31, 2010 and 2009. The balance due to Kennedy and Coe, LLC is $1,955 and $4,400 at March 31, 2010 and 2009, and is included in accounts payable. The Company will pay the following expenses directly: audit and legal fees, bank charges and federal and state registration fees. The balance due from Kennedy and Coe Wealth Management is $3,312 and $4,269 at March 31, 2010 and 2009, is due on demand and non-interest bearing.

NOTE 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. At March 31, 2010 and 2009, the Company had net capital of $85,633 and $85,869 which was $80,633 and $80,869 in excess of its required net capital of $5,000. The Company's net capital ratio was .13 to 1 and .2 to 1 at March 31, 2010 and 2009.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's amended March 31, 2010 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 4 - Subsequent Events

The Company has evaluated subsequent events occurring through May 12, 2010, which is the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

KC BROKERAGE SERVICES, LLC

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of March 31, 2010

COMPUTATION OF NET CAPITAL

Total member's equity	$ 89,541
Non-allowable assets:	
Related party receivable	3,312
Deposit	596
Total non-allowable assets	3,908
Net capital before haircuts on securities positions	85,633
Haircuts on securities positions	-
Net capital	$ 85,633

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 11,458

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 80,633
Excess net capital at 1,000 percent	$ 84,487
Ratio: Aggregate indebtedness to net capital	.13 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's amended Part II FOCUS report Form X-17a-5 (unaudited) as of March 31, 2010	$ 85,633
Net Audit Adjustments	-
Net capital per above	$ 85,633

BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Governors and Member
KC Brokerage Services, LLC
Camas, Washington

In planning and performing our audit of the financial statements and supplemental schedule of KC Brokerage Services, LLC (the Company) as of and for the year ended March 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for sageguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. Due to the small size of the Company's accounting department, the Company has a lack of segregation of duties. We consider this item to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
May 12, 2010

KC BROKERAGE SERVICES, LLC

Camas, Washington

March 31, 2010 and 2009

FINANCIAL STATEMENTS

Including Independent Auditors' Report